

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail

Mr. Jay D. Solomon
President
CCJ Acquisition Corp.
8200 Seminole Boulevard
Seminole, Florida 33772

>    **Re:    CCJ Acquisition Corp.**
>    **Registration Statement on Form 10-12G**
>    **Filed July 21, 2011**
>    **File No. 0-54464**

Dear Mr. Solomon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2.    Please be advised that your registration statement will become effective automatically sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared

Mr. Jay D. Solomon
CCJ Acquisition Corp.
August 22, 2011
Page 2

comments on your filing.  If you do not wish to incur those obligations until all issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

3.    We note your reference at page 4 and in Note 5 to the financial statements, as well as elsewhere in your filing, to "[your] officers and directors."  Please revise to clarify, if true, that you have one sole officer and director.

Risk Factors, page 4

4.    Please refer to the risk factor at page 4 captioned, "There may be conflicts of interest between our management and our non-management stockholders…."  This disclosure appears to be generic.  Please either revise your disclosure to identify a specific conflict of interest or alternatively delete this paragraph if you are unable to articulate a material risk to your business.

5.    Please add a new risk factor to make clear that, for the purpose of any future offering, you will be a blank check company as defined by Securities Act Rule 419.  Make clear that you will therefore need to comply with Rule 419 in any such offering.

Management's Discussion and Analysis or Plan of Operation, page 9

6.    Please revise your discussion in this section to quantify the amount of funds that will be required for you to file Exchange Act reports and consummate any potential business combinations during the next 12 months.

7.    We note your statement at page 11 that "management believes that there are numerous firms seeking even the limited additional capital which we will have and/or perceived benefits of becoming a publicly traded corporation."  Please describe how you will seek out such firms.

Directors and Executive Officers, page 11

8.    Please revise this section to provide greater specificity in Mr. Solomon's biographical sketch.  Where you state that he "sat and passed all four (4) parts of the C.P.A. Exam in 1986," please disclose whether he is currently a licensed certified public accountant.  Disclose the month in 2009 in which he resigned from the board and as an officer of Ivecon.

9.    We note your disclosure at page 11 regarding Mr. Solomon's past affiliations with MCG Diversified, Inc. and Ivecon Corporation.  Please disclose that MCG's successor, Electro Energy Inc., has ceased reporting.

10.     We note your disclosure at page 11 regarding the involvement of your officer in certain legal proceedings during the past five years.  With a view toward disclosure, please tell us whether any officer or director has been involved, during the past ten years, in any legal proceedings of the nature described in Item 401(f) of Regulation S-K.

11.     We note your disclosure at page 12 that "[your] officers and directors intend to devote very limited time to [your] affairs."  Please revise your disclosure here and elsewhere in your filing, such as in the risk factor at page 5 captioned, "Management intends to devote only limited amount of time…," to provide an estimate as to how much time you believe Mr. Solomon will devote to your affairs.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters.  Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker

                                        Anne Nguyen Parker
                                        Branch Chief